Exhibit 12.1

Computation of Deficiency in the Coverage of Fixed Charges by Earnings Before Fixed Charges and

Preferred Stock Dividends

	Year ended December 31,					Nine months ended September 30,
	2009	2010	2011	2012	2013	2014
	(in thousands)
Fixed charges:
Interest expense	$97	$94	$90	$86	$82	$89
Estimate of interest expense within rental expense	153	204	220	104	84	202

Total fixed charges	$250	$298	$310	$190	$166	$291

Earnings before fixed charges:
Net loss before provision for income taxes	$(25,159)	$(32,177)	$(2,318)	$(121,287)	$(111,985)	$(91,373)
Add fixed charges	250	298	310	190	166	291

Total earnings (loss) before fixed charges	$(24,909)	$(31,879)	$(2,008)	$(121,097)	$(111,819)	$(91,082)

Deficiency of earnings to cover fixed charges:	$(25,159)	$(32,177)	$(2,318)	$(121,287)	$(111,985)	$(91,373)

Earnings before fixed charges and preferred stock dividends:
Net loss before provision for income taxes	$(25,159)	$(32,177)	$(2,318)	$(121,287)	$(111,985)	$(91,373)
Add fixed charges	250	298	310	190	166	291
Add preferred stock dividends	—	—	—	—	—	—

Total earnings (loss) before fixed charges and preferred stock dividends	$(24,909)	$(31,879)	$(2,008)	$(121,097)	$(111,819)	$(91,082)

Deficiency of earnings to cover fixed charges and preferred stock dividends:	$(25,159)	$(32,177)	$(2,318)	$(121,287)	$(111,985)	$(91,373)